

May 17, 2013

Via E-mail
Alessandro Sodi
Chief Executive Officer
Diligent Board Member Services, Inc.
39 West 37th Street, 8th Floor
New York, NY 10018

> **Re:** **Diligent Board Member Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2013**
> **File No. 000-53205**

Dear Mr. Sodi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It does not appear that you have disclosed whether, and if so how, you consider diversity in identifying nominees for your board of directors. Please refer to Item 407(c)(2)(vi) of Regulation S-K, and revise accordingly.

Proposal Three: Ratification of Selection of Independent Public Accountant, page 34

2.   In order to provide shareholders with information necessary to make an informed voting decision, please revise your disclosure to explain in greater detail the potential consequences of ratifying Deloitte as your auditor in light your statement that Deloitte is not a registered audit firm in New Zealand for purposes of the Auditor Regulation Act 2011.

Proposal Four: Ratification of our Past Board Remuneration, page 35

3.   You state that irrespective of whether Proposal 4 is approved by shareholders, you will not have an ability to require repayment of remuneration previously paid to your directors and those payments will not be void under the NZSX Rules. Please revise to clarify the effect of a vote by your shareholders against this proposal. For example, please describe the consequences of non-compliance with NZSX Rules or any other material consequences.

Proposal Five: Approval of 2013 Remuneration and Subsequent Calendar Years Thereafter, page 36

4.   It appears that the proposal to approve the Special Committee Remuneration Package and the New Remuneration Package should be unbundled. Please revise to present these matters as separate proposals and revise your proxy card accordingly. Note that your proxy statement must identify clearly and impartially each separate matter intended to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

Form of Proxy Card, page 63

5.   We note that Proposal 7 is conditioned upon the approval of Proposals 6 and 8. Please revise your proxy card to clearly indicate any proposals conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3).

6.   We note that the enumeration of the proposals in your document do not correspond to the resolution numbers on your proxy card. For example, Proposal 5 (Approval of 2013 Remuneration and Subsequent Calendar Years Thereafter) currently corresponds to Resolution 6 on the proxy card. For clarity, please revise to ensure that the proposal numbers correspond to the resolution numbers (e.g., Proposal 5 should correspond to Resolution 5).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Marita A. Makinen, Esq.
        Lowenstein Sandler LLP